UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549          SEC FILE NUMBER
                                                       000-20881
                             FORM 12B-25               ----------------

                     NOTIFICATION OF LATE FILING       CUSIP NUMBER
                                                       001753-42220110
                                                       ----------------


(Check One):   [ X ] Form 10-K    [   ] Form 20-F    [   ] Form 11-K
               [   ] Form 10-Q    [   ] Form N-SAR

          For Period Ended: December 31, 1997
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          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:
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          Read Instruction (on back page) Before Preparing Form.
                           Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If  the  notification  relates to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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HealthCor Holdings, Inc.
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Full Name of Registrant


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Former Name if Applicable

8150 North Central Expressway, Suite M2000
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Address of Principal Executive Office (Street and Number)

Dallas, Texas  75206
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City, State and Zip Code

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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the
[ X ] fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company is awaiting the announcement from the Health Care Financing Administration of final regulations regarding annual per-beneficiary Medicare Nursing reimbursement which could have a material effect on the Company. The Company expects such announcement to be made by approximately April 10, 1998.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Joel H. Williams                    214                750-2266
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             (Name)                  (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed? If answer is no, identify report(s).       [ X ] Yes  [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     report or portion thereof?                        [ X ] Yes  [   ] No

     If   so,  attach  an  explanation  of  the  anticipated  change,  both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     HealthCor's revenues for the three months ended December 31, 1997, increased by 18.1% to $34.6 million compared to $29.3 million recorded in the same period of 1996. HealthCor reported a net loss for the quarter ended December 31, 1997 of $15.4 million compared to net income for the fourth quarter of 1996 of $1.7 million. The Company also recorded a loss per share for the quarter of ($1.53) on 10.1 million average shares outstanding compared to earnings of $0.17 per share on 10.0 million average shares outstanding in the fourth quarter of 1996.

     HealthCor's revenues during 1997 increased by 34.1% to $143.2 million compared to $106.8 million recorded in 1996. Net loss for 1997 was ($15.6) million compared to net income of $5.3 million last year. The net loss per share for 1997 was ($1.56) on 10.1 million average shares outstanding compared to basic earnings of $0.69 on 7.8 million average shares outstanding in 1996.

     Net loss for the three months ended December 31, 1997, included a pre-tax charge of $9.9 million related to its previously announced restructuring plan predominantly for its Medicare nursing business, consisting of a goodwill write-off of $8.3 million and a restructuring charge of $1.6 million. The Company also recorded a pre-tax charge of $0.3 million related to the write-off of previously capitalized fees in connection with the Company's early repayment of its bank credit facility, a pre-tax (non-cash) charge of $0.4 million related to the termination of the Company's Employee Stock Ownership Plan and recorded an increase in the provision for doubtful accounts of $5.7 million. In addition, operating results were adversely affected by the Company's Medicare nursing operations exceeding cost limitations by a pre-tax amount of $5.6 million.

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                         HEALTHCOR HOLDINGS, INC.
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               (Name of Registrant as Specified in Charter)

has caused this information to be signed on its behalf by the undersigned hereunto duly authorized.


Date      March 31, 1998                By   /S/S. Wayne Bazzle
     -----------------------------           ------------------------------
                                             Chairman and Chief Executive
                                             Officer
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                 ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTES FEDERAL CRIMINAL
                     VIOLATIONS (SEE 18 U.S.C. 1001).
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                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 3.6232.201 or Sec. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec. 232.13(b) of this chapter).